LEAD INVESTOR



Rob Baltzer   Angel Investor

My rationale for getting involved In Igloo Mountain Lodge is that the concept is really well positioned for a post-Covid19 environment. It lets guests choose how isolated or communal they want to be with the other guests on the property. It has a really compelling model with regards to scalability (not only in terms of number of units, but add-on services and additional markets where this concept could be adapted). Furthermore, Youri does a great job selling Glacier and the Cascades as a hot destination for people looking to ski, hike, and generally make the most of the outdoors. And since Youri has already proven out in Costa Rica, it's a lot safer than if this were an app or a sharing-economy style venture.

Invested $15,000 this round